Exhibit 99.1

Meten Holding Group Ltd. Announces Financial Results for Fiscal Year Ended December 31, 2021

SHENZHEN, China, May 16, 2022 /PRNewswire/ -- Meten Holding Group Ltd. (“Meten Holding Group” or the “Company”) (NASDAQ: METX), an omnichannel training company headquartered in China providing language and workplace training services and actively developing metaverse, blockchain and cryptocurrency mining businesses, today announced its financial results for the fiscal year ended December 31, 2021.

	FY2021
	RMB (million)	YoY (%)
Gross billings	551.3	(23.6)%
Revenues	729.0	(18.7)%
General adult English Language Training (“ELT”)	176.8	(47.0)%
Online ELT	290.4	0.2%
Overseas training services	151.1	15.7%
Junior ELT	98.0	(24.8)%
Gross Profit	245.3	(15.4)%
Gross Profit Margin	33.6%	1.3 ppts
Adjusted net loss[1]	(360.6)	(12.9)%

1Non-GAAP measure. For more information about non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” at the end of this press release.

Highlights

●	FY2021 revenue decreased 18.7% year-on-year to RMB729.0 million (US$114.4 million), primarily as a result of the resurgence of COVID-19 and a reduction in the number of offline learning centers.

●	FY2021 gross profit decreased 15.4% year-on-year to RMB245.3 million (US$38.5 million). Gross profit margin increased 1.3 percentage points year-on-year to 33.6%.

●	As of December 31, 2021, Meten Holding Group had 34 learning centers in operation. To optimize the layout of offline centers, the Company closed another 84 offline learning centers by the end of 2021.

●	FY2021 adjusted net loss increased 12.9% year-on-year to RMB360.6 million (US$56.6 million).

Alan Peng, Chief Executive Officer of Meten Holding Group commented:

“In fiscal year 2021, we significantly reduced the number of offline learning centers to effectively reduce the impact of the resurgence of COVID-19 on our business, improve the utilization of our resources, and prepare for the strategic transformation of our business. Inevitably, our financial and operational performances have been affected by the initiation of business transformation in fiscal year 2021. However, we expect these measures to significantly reduce the Company’s fixed costs, improve profit margins and reduce operating risks in the long term. With an effective resource reallocation, we believe that our offline learning centers’ operation performance and profitability will be significantly improved once the COVID-19 pandemic is under control.

We launched a number of new businesses in fiscal year 2021, in addition to the optimization of the existing business. In fiscal year 2021, we actively kept exploring opportunities in the blockchain and cryptocurrency industry and established strategic partnerships with AGM Group Holdings lnc. Meanwhile, the Company is actively seeking opportunities in mine construction, mining, and the manufacturing and sales of mining machines. In addition, the Company has entered into an agreement with industry experts in the cryptocurrency and blockchain industry to establish a joint venture engaging in the research and development, production, and sales of cryptocurrency mining equipment. We believe that all of these partnerships have laid a solid foundation for the steady development of the Company’s new approach in the field of Metaverse, blockchain and cryptocurrency.

We remain confident with our progress in our business transformation, and we believe we are well-positioned with multi-growth drivers. Looking forward, we will continue to execute our strategic plan and strive to generate additional revenue and create long-term shareholder value.”

Operational developments

	FY2021
Student enrollments	64,067	(8.9)%
Course withdrawal rate(1) (%)	16.4%	5.4 ppts

(1)	Refers to the amount of refunds issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period.

	December 31, 2021
Number of self-operated learning centers	32	(69.5	)%*
Number of franchised learning centers	2	(84.6	)%*

(* Change compared to the previous year end)

Continued product innovation

The Company continued to invest in product development in fiscal year 2021, leveraging the several recently launched new products across both its offline and online platforms, which include three new language (Japanese, Spanish, Korean and German) products. For fiscal year 2021, the Company’s revenue derived from Japanese, Spanish and Korean language training services was RMB8.0 million (US$1.3 million).

Financial results

Revenues

In fiscal year 2021, revenue amounted to RMB729.0 million (US$114.4 million), a decrease of 18.7% year-on-year from RMB897.0 million in fiscal year 2020, primarily as a result of the resurgence of COVID-19 and a reduction in the number of offline learning centers.

For general adult ELT, revenues decreased 47.0% year-on-year, to RMB176.8 million (US$27.7 million) in fiscal year 2021 from RMB333.5 million in fiscal year 2020. For overseas training services, revenues increased 15.7% year-on-year, to RMB151.1 million (US$23.7 million) in fiscal year 2021 from RMB130.6 million in fiscal year 2020.

For Junior ELT, revenues decreased to RMB98.0 million (US$15.4 million) in fiscal year 2021 from RMB130.3 million in fiscal year 2020. This decrease in revenues was largely driven by the resurgence of COVID-19 and the closure of offline learning centers.

For online ELT, revenues increased 0.2% year-on-year, to RMB290.4 million (US$45.6 million) in fiscal year 2021 from RMB289.7 million in fiscal year 2020.

Cost of revenues

The Company’s cost of revenues consists primarily of staff costs, property expenses, depreciation and amortization, and teaching material costs.

In fiscal year 2021, cost of revenues decreased by 20.3% to RMB483.7 million (US$75.9 million), from RMB607.1 million in fiscal year 2020. This was predominantly due to efforts to optimize costs and a reduction in the number of offline learning centers.

Gross profit

In fiscal year 2021, gross profit decreased by 15.4% to RMB245.3 million (US$38.5 million), from RMB290.0 million in fiscal year 2020.

In fiscal year 2021, gross profit margin increased by 1.3 percentage points to 33.6% from 32.3% in fiscal year 2020.

Operating expenses

In fiscal year 2021, selling and marketing expenses amounted to RMB250.9 million (US$39.4 million), a decrease of 19.2% from RMB310.4 million in fiscal year 2020, primarily as a result of reduction in the number of offline sales points.

In fiscal year 2021, research and development expenses decreased by 42.2% year-on-year to RMB18.4 million (US$2.9 million), from RMB31.9 million in fiscal year 2020.

In fiscal year 2021, general and administrative expenses decreased by 2.0% year-on-year to RMB341.5 million (US$53.6 million), from RMB348.4million in fiscal year 2020.

Loss from operations

In fiscal year 2021, loss from operations was RMB365.4 million (US$57.3 million), compared to loss from operations of RMB400.8 million in fiscal year 2020.

Net loss

In fiscal year 2021, net loss was RMB386.3 million (US$60.6 million), compared to a net loss of RMB412.8 million in fiscal year 2020.

Cash and cash equivalents

As of December 31, 2021, Meten Holding Group had RMB168.4 million (US$26.4 million) of cash and cash equivalents, compared to RMB90.1 million as of December 31, 2020.

Outlook

The launch of the new businesses marks a strategic transformation of the Company. Currently, the Company’s cryptocurrency and Metaverse education businesses are in operation and are just beginning to generate revenue. The Company expects to develop and become a Metaverse technology company in the next one to two years with the deployment of its transformation strategies.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD for fiscal year 2021 are made at the rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2021, respectively. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, as the case may be, or at any other rate.

About Non-GAAP Financial Measures

Meten Holding Group’s consolidated financial results are presented in accordance with GAAP. However, to provide meaningful supplemental information regarding its performance, Meten Holding Group adopts the following measures which are defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission:

●	EBITDA: calculated by subtracting net interest income/loss and adding back income tax expense and non-cash expense of depreciation and amortization to a firm’s net income/(loss).

●	Adjusted EBITDA: calculated by removing certain one-off, irregular and/or non-recurring items from EBITDA such as offering expenses and share-based compensation expenses.

●	Adjusted net (loss)/income: calculated by adding back certain one-off, irregular and/or non-recurring items to net income/loss such as offering expenses and share-based compensation expenses.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

About Meten Holding Group Ltd.

Meten Holding Group Ltd., formerly known as Meten EdtechX Education Group Ltd., is an omnichannel training company headquartered in China providing language and workplace training services. In addition to its training services, Meten Holding Group actively develops metaverse, blockchain and cryptocurrency mining businesses to align with its future business development strategy. Meten Holding Group is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, and mining pool and data center operation. Meten Holding Group actively explores metaverse business, such as Metaverse vocational education courses, with its competitive advantages and technology.

For more information, please visit: https://investor.metenedu-edtechx.com.

Safe Harbor Statement

This announcement contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the future development of and the Company’s ability to succeed in its new line of business in cryptocurrency and blockchain industry; the continuing impact of the COVID-19 pandemic and the emergence of new variants; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our brands; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
+1 917-609-0333
tina.xiao@ascent-ir.com

METEN HOLDING GROUP LTD

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
			Unaudited
			(Note 3(c))
ASSETS
Current assets
Cash and cash equivalents	90,115	168,404	26,426
Contract assets	6,194	5,323	835
Accounts receivable, net	27,013	44,291	6,950
Other contract costs	47,125	32,241	5,059
Prepayments and other current assets	50,658	117,735	18,475
Amounts due from related parties	7,934	7,265	1,140
Prepaid income tax	14,460	14,479	2,272

Total current assets	243,499	389,738	61,157

Non-current assets
Restricted cash	10,358	8,840	1,387
Other contract costs	9,316	11,149	1,750
Equity method investments	24,552	24,403	3,829
Property and equipment, net	146,891	85,803	13,464
Operating lease right-of-use assets	322,559	105,551	16,563
Intangible assets, net	19,337	14,675	2,303
Deferred tax assets	6,997	25,991	4,079
Goodwill	274,567	192,962	30,280
Long-term prepayments and other non-current assets	40,754	26,254	4,122

Total non-current assets	855,331	495,628	77,777

Total assets	1,098,830	885,366	138,934

METEN HOLDING GROUP LTD

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
			Unaudited
			(Note 3(c))
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable (including amounts of variable interest entities (“VIEs”) without recourse to the Company of RMB 9,762 and RMB 15,881 as of December 31, 2020 and 2021, respectively)	17,013	16,164	2,536
Bank loans (including amounts of VIEs without recourse to the Company of RMB 133,900 and RMB 6,000 as of December 31, 2020 and 2021, respectively )	133,900	6,000	942
Deferred revenue (including amounts of VIEs without recourse to the Company of RMB 341,934 and RMB 213,006 as of December 31, 2020 and 2021, respectively)	341,934	213,006	33,425
Salary and welfare payable (including amounts of VIEs without recourse to the Company of RMB 65,927 and RMB 26,075 as of December 31, 2020 and 2021, respectively)	67,609	27,404	4,300
Financial liabilities from contracts with customers (including amounts of VIEs without recourse to the Company of RMB 384,561 and RMB 337,932 as of December 31, 2020 and 2021, respectively)	384,561	337,932	53,029
Accrued expenses and other payables (including amounts of VIEs without recourse to the Company of RMB 43,009 and RMB 7,733 as of December 31, 2020 and 2021, respectively)	46,030	36,575	5,739
Income taxes payable (including amounts of VIEs without recourse to the Company of RMB 267 and RMB 195 as of December 31, 2020 and 2021, respectively)	267	195	31
Amounts due to related parties (including amounts of VIEs without recourse to the Company of RMB159,739 and RMB 685,287 as of December 31, 2020 and 2021, respectively)	50,192	41,758	6,553
Current operating lease liabilities (including amounts of VIEs without recourse to the Company of RMB 131,151 and RMB 35,817 as of December 31, 2020 and 2021, respectively)	131,151	35,817	5,620
Total current liabilities	1,172,657	714,851	112,175

METEN HOLDING GROUP LTD

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
			Unaudited
			(Note 3(c))
Non-current liabilities
Deferred revenue (including amounts of VIEs without recourse to the Company of RMB 46,927 and RMB 35,546 as of December 31, 2020 and 2021, respectively)	46,927	35,546	5,578
Deferred tax liabilities (including amounts of VIEs without recourse to the Company of RMB 7,661 and RMB 4,433 as of December 31, 2020 and 2021, respectively)	7,661	4,433	696
Operating lease liabilities (including amounts of VIEs without recourse to the Company of RMB 200,409 and RMB 59,824 as of December 31, 2020 and 2021, respectively)	200,409	59,824	9,388
Non-current tax payable (including amounts of VIEs without recourse to the Company of RMB 33,718 and RMB 34,137 as of December 31, 2020 and 2021, respectively)	33,718	34,137	5,357

Total non-current liabilities	288,715	133,940	21,019

Total liabilities	1,461,372	848,791	133,194

METEN HOLDING GROUP LTD

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
			Unaudited
			(Note 3(c))
Shareholders’ equity
Ordinary shares (US$0.003 par value; 16,666,667 shares authorized; 1,895,819 and 11,371,444 shares issued outstanding as of December 31, 2020 and 2021) *	37	217	34
Subscriptions receivable	-	-	-
Additional paid-in capital	557,535	1,342,769	210,710
Accumulated deficit	(936,247)	(1,320,546)	(207,222)

Total equity (deficit) attributable to shareholders of the Company	(378,675)	22,440	3,522
Non-controlling interests	16,133	14,135	2,218

Total equity (deficit)	(362,542)	36,575	5,740

Commitments and contingencies	-	-	-

Total liabilities and shareholders’ deficit	1,098,830	885,366	138,934

METEN HOLDING GROUP LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Years ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000
				Unaudited
				(Note 3(c))
Revenues	1,447,899	897,035	728,996	114,395
Cost of revenues	(755,356)	(607,077)	(483,701)	(75,903)
Gross profit	692,543	289,958	245,295	38,492
Operating expenses:
Selling and marketing expenses	(437,986)	(310,433)	(250,850)	(39,364)
General and administrative expenses	(449,903)	(348,435)	(341,455)	(53,582)
Research and development expenses	(32,333)	(31,878)	(18,413)	(2,889)
Loss from operations	(227,679)	(400,788)	(365,423)	(57,343)
Other income (expenses):
Interest income	1,633	448	340	53
Interest expenses	(2,453)	(6,101)	(2,400)	(377)
Foreign currency exchange loss, net	(19)	(382)	(9,678)	(1,519)
Gains/(losses) on disposal and closure of subsidiaries and branches	583	(31,884)	(37,829)	(5,936)
Gains on Short-term investments	-	495	-	-
Government grants	5,773	28,124	7,969	1,251
Equity in income/(loss) on equity method investments	2,658	(1,532)	(149)	(23)
Others, net	4,044	4,640	634	99
Loss before income tax	(215,460)	(406,980)	(406,536)	(63,795)
Income tax credit/(expense)	(9,608)	(5,803)	20,239	3,176
Net loss	(225,068)	(412,783)	(386,297)	(60,619)
Less: Net loss attributable to non-controlling interests	(5,664)	(1,798)	(1,998)	(314)
Net loss attributable to shareholders of the Company	(219,404)	(410,985)	(384,299)	(60,305)
Less: Accretion of Redeemable Owners’ Investment	-	-	-	-
Net loss available to shareholders of the Company	(219,404)	(410,985)	(384,299)	(60,305)

Net loss	(225,068)	(412,783)	(386,297)	(60,619)

Comprehensive loss	(225,068)	(412,783)	(386,297)	(60,619)
Net loss per share
- Basic	(136.02)	(221.51)	(28.19)	(4.42)
- Diluted	(136.02)	(187.26)	(31.92)	(5.01)
Weighted average shares used in calculating net loss per share
- Basic	1,613,054	1,855,382	13,634,847	13,634,847
- Diluted	1,613,054	2,194,735	12,040,040	12,040,040

Adjusted net income represents net income/(loss) before share-based compensation and offering expenses. The table below sets forth a reconciliation of our adjusted net income for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	40,342	53,445	(225,068)	(412,783)	(386,297)	(60,619)
Add:
Share-based compensation expenses	7,886	7,648	96,661	52,256	23,334	3,662
Offering expenses	—	14,766	28,123	—	—	—
Warrant financing				41,118	2,404	377
Adjusted net (loss)/income	48,228	75,859	(100,284)	(319,409)	(360,559)	(56,579)